ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 19, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeffrey P. Riedler/Matthew Jones — Legal
James Peklenk/Mary Mast — Accounting

	Re:	SEC Comment Letter dated August 15, 2013
Acceleron Pharma Inc.
Registration Statement on Form S-1 filed August 7, 2013
File No. 333-190417

Ladies and Gentlemen:

On behalf of Acceleron Pharma Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on August 7, 2013, in response to the comment letter to John Knopf of the Company, dated August 15, 2013 from the Staff of the Commission, as well as certain other updated information.  We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as originally filed with the Commission on August 7, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated August 15, 2013, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

General

1.             We note in your response to our prior comments 3, 6, and 18 you state that you have included Supplements A, B, and C, respectively. We did not receive copies of these supplements. Please provide the “test the water materials” referred to as Supplement A pursuant to Rule 418 of the Securities Act of 1933. Furthermore, please resubmit Supplement B and C. If you would like to request confidential treatment for these materials, please submit them in accordance with 17 C.F.R. § 200.83.

Response:  The Company advises the Staff that the supplements have been re-submitted via Federal Express package, and, with respect to supplements B and C, via correspondence on EDGAR.

2.             Please update your financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Response:  The Company advises the Staff that Amendment No. 1 to the Registration Statement includes financial information for the six months ended June 30, 2013 as required by Rule 3-12 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 53

3. We note your response to our prior comment 6. We have the following comments regarding your disclosure and accounting for stock-based compensation:

•                  As a continuing reminder, since you have not disclosed an estimated offering price, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

•                  We acknowledge your response concerning your volatility rate of 69% based on “a group of similar companies that are publicly traded.” Please refer to our comment number 1 above. We are deferring a final evaluation of this issue until the supplement is received and reviewed.

•                  As a continuing reminder, please provide in your filing containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•                  We acknowledge your response concerning new stock options granted. As a continuing reminder, please provide additional disclosure on those and any other equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date and provide additional disclosure through the date of effectiveness.

Response:  The Company acknowledges the Staff’s reminders in this Comment 3 and will provide the requested information in its amendment to the Registration Statement that includes the initial public offering price.  In addition, the Company will continue to update its disclosure in the event of additional equity issuances through the date of effectiveness.

Notes to Financial Statements

8. Redeemable convertible preferred stock

Special Mandatory, page F-33

4.             We acknowledge your response to our prior comment 16. As a continuing reminder, when determinable please disclose the amount and accounting for the conversion of the Series E Preferred Stock, if material, in a “subsequent event” footnote within your amended registration statement, which includes an IPO range.

Response:  The Company acknowledges the Staff’s comment and will provide the requested information, if material, at the time the Company discloses the initial public offering range.

10. Significant Agreements

Accounting Analysis, page F-41

5.             We acknowledge your response to our prior comment 18. Please revise your disclosure to eliminate the use of the term “residual.”

Response:  The Registration Statement has been revised on page F-42 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at 617-951-7826 or Rachel Phillips of our offices at 617-235-4734.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	John Knopf
John Quisel